SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No.     )*

The Simply Good Foods Company

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

82900L 102

(CUSIP Number)

Stephen D. Aronson

1180 Peachtree Street NE, Suite 2500

Atlanta, Georgia 30309

Copy to

Carrie A. Ratliff

King & Spalding LLP

1180 Peachtree Street NE

Atlanta, Georgia 20209

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 7, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Atkins Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Georgia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 8,843,174
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 8,843,174
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,843,174
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5%*
14	TYPE OF REPORTING PERSON OO

*	Percentage based on 70,562,500 shares of the issuer’s common stock outstanding as of July 7, 2017.

1	NAME OF REPORTING PERSON Neal K. Aronson**
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Georgia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 8,843,174
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 8,843,174
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,843,174
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5%*
14	TYPE OF REPORTING PERSON IN

*	Percentage based on 70,562,500 shares of the issuer’s common stock outstanding as of July 7, 2017.
**	Atkins Holdings LLC directly owns 8,843,174 shares of common stock. Atkins Holdings LLC, a Georgia limited liability company, is controlled by RC II Atkins LLC, a Georgia limited liability company. RC II Atkins LLC is controlled by Roark Capital Partners II, LP, a Delaware limited partnership. Roark Capital Partners II, LP is controlled by its general partner, Roark Capital GenPar II, LLC, a Delaware limited liability company, which is in turn controlled by its managing member, Neal K. Aronson. Each of RC II Atkins LLC, Roark Capital Partners II, LP, Roark Capital GenPar II, LLC and Mr. Aronson may be deemed to have voting and dispositive power with respect to the common stock directly owned by Atkins Holdings LLC and therefore be deemed to be the beneficial owner of the common stock held by Atkins Holdings LLC, but each disclaim beneficial ownership of such common stock.

Item 1.	Security and Issuer

This Schedule 13D relates to the shares of common stock, $0.01 par value per share (the “Common Stock”), of The Simply Good Foods Company, a Delaware corporation (the “Issuer”), which is successor issuer to Conyers Park Acquisition Corp. (“Conyers Park”) by operation of Rule 13g-3(a) under the Securities Exchange Act of 1934. The Issuer’s principal executive offices are located at 1 Greenwich Office Park, 2nd Floor, Greenwich, CT 06831.

Item 2.	Identity and Background

(a)	Name of Entity and Person Filing:

Atkins Holdings LLC

Neal K. Aronson

(b)	Address of Principal Business Office or, if none, Residence:

The principal business office of the reporting persons is c/o Roark Capital, 1180 Peachtree Street NE, Suite 2500, Atlanta, GA 30309.

(c)	Present Principal Occupation and Employment:

Mr. Aronson’s principal occupation is Managing Partner of Roark Capital Management, a private equity firm.

(d)	Criminal Convictions:

During the last five years, none of the reporting persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Civil Proceedings:

During the last five years, none of the reporting persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

Mr. Aronson is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

Item 4.	Purpose of Transaction

Transactions

On July 7, 2017, pursuant to the terms of that certain Agreement and Plan of Merger, dated April 10, 2017, by and among the Issuer, Conyers Park, NCP-ATK Holdings, Inc., a Delaware corporation (“Atkins”), Atkins Holdings LLC, a Georgia limited liability company (“Atkins Holdings”) and the other entities signatory thereto (the “Merger Agreement”), Atkins Holdings acquired 8,843,174 shares of Common Stock of the Issuer. The purpose of the transactions contemplated by the Merger Agreement was to combine Conyers Park and Atkins as subsidiaries of the Issuer (the “Business Combination”).

A copy of the Merger Agreement is filed as Exhibit 2 to this Schedule 13D and is incorporated herein by reference.

In connection with the closing of the Business Combination on July 7, 2017 (the “Closing”), the Issuer, Conyers Park Sponsor LLC (“Conyers Park Sponsor”), and Atkins Holdings entered into an Investor Rights Agreement (the “Atkins Holdings Investor Rights Agreement”). The Atkins Holdings Investor Rights Agreement provides for, among other things, subject to the terms thereof, customary registration rights, including demand and piggyback rights subject to cut-back provisions, and information rights in favor of Atkins Holdings. The Issuer has agreed to use its commercially reasonable efforts to file a shelf registration statement to register Atkins Holdings’ shares at any time that the Issuer is eligible to do so. Pursuant to the Investor Rights Agreement, Atkins Holdings will agree not to sell, transfer, pledge or otherwise dispose of the shares of Common Stock it received in connection with the Business Combination for 180 days from the Closing, as well as to certain other lock-up provisions set forth therein.

In addition, pursuant to the Atkins Holdings Investor Rights Agreement, for so long as Atkins Holdings holds approximately 50% of its shares of Common Stock issued to it at the Closing, it will have the right to nominate one director to serve on the board of directors of the Issuer (the “Board”) as a Class III Director or, if it chooses not to do so or its nominated director resigns or is removed and is not replaced or nominated in accordance with the Atkins Holdings Investor Rights Agreement, to select one non-voting observer to participate in any meeting of the Board. Conyers Park Sponsor and its affiliates have agreed to vote their respective shares of Common Stock of the Issuer then beneficially owned in favor of the election or appointment of Atkins Holdings’ director. Atkins Holdings’ director will also serve on a standing committee of the Board chosen by Atkins Holdings.

The foregoing description of the Atkins Holdings Investor Rights Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Atkins Holdings Investor Rights Agreement, which is attached as Exhibit 3 to this Schedule 13D and is incorporated herein by reference.

Related Individuals Currently Serving as Directors

On July 7, 2017, Richard Laube was appointed to serve as a director of the Issuer, effective upon the Closing. Mr. Laube will serve as the Class III Director nominated by Atkins Holdings pursuant to the Atkins Holdings Investor Rights Agreement. The Board also appointed Mr. Laube to serve on the Audit Committee.

Communications

As a result of the reporting persons’ ongoing review and evaluation of the business of the Issuer, the Reporting Person may communicate with Mr. Laube and other members of the Board, members of the Issuer’s management and/or other stockholders of the Issuer from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Board to create stockholder value.

Plans or Proposals

Other than as described in this Item 4, the reporting persons do not have any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided that the reporting persons may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals.

Item 5.	Interest in Securities of the Issuer

(a), (b), (c)    The information contained on the cover page to this statement on Schedule 13D and set forth in Item 4 hereof is incorporated by reference into this Item 5, as applicable.

(d) None.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained on the cover page to this statement on Schedule 13D and set forth in Item 4 hereof is hereby incorporated by reference into this Item 6, as applicable.

Item 7.	Material to be Filed as Exhibits

Exhibit	Description

Exhibit 1	Joint Filing Statement

Exhibit 2	Agreement and Plan of Merger, dated April 10, 2017, by and among Conyers Park Acquisition Corp., The Simply Good Foods Company, Conyers Park Parent Merger Sub, Inc., Conyers Park Merger Sub 1, Inc., Conyers Park Merger Sub 2, Inc., Conyers Park Merger Sub 3, Inc., Conyers Park Merger Sub 4, Inc., NCP-ATK HOLDINGS, INC., Atkins Holdings LLC, solely in its capacity as the Majority Stockholder and, solely in its capacity as the Stockholders’ Representative, Roark Capital Acquisition LLC (incorporated by reference to Exhibit 2.1 to the Issuer’s Registration Statement on Form S-4 filed on June 12, 2017)

Exhibit 3	Investor Rights Agreement, dated July 7, 2017, between The Simply Good Foods Company, Conyers Park Sponsor LLC and Atkins Holdings LLC (incorporated by reference to Exhibit 10.2 of the Issuer’s 8-K filed on July 13, 2017)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 17, 2017

Atkins Holdings LLC

By:	/s/ Stephen D. Aronson
Name:	Stephen D. Aronson
Title:	Vice President and Secretary

Neal K. Aronson

By:	/s/ Neal K. Aronson
Name:	Neal K. Aronson